                                                      Pursuant to Rule 424(b)(2)
                                                       Registration No. 33-63687

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 7, 1995

                               4,000,000 SHARES


            [LOGO OF FEDERAL REALTY INVESTMENT TRUST APPEARS HERE]

             7.95% SERIES A CUMULATIVE REDEEMABLE PREFERRED SHARES
                           (NO PAR VALUE PER SHARE)
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)
                                 -----------

  Federal Realty Investment Trust (the "Trust") is an equity real estate investment trust specializing in the ownership, management, development and redevelopment of prime retail properties. At September 30, 1997, the Trust owned 94 retail properties, consisting of community and neighborhood shopping centers and main street retail properties with a total of 13.5 million square feet.

  Dividends on the Trust's Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares"), offered by this Prospectus Supplement (the "Offering") will be cumulative from the date of original issue and will be payable quarterly in arrears on the last day of January, April, July and October of each year (or, if such day is not a business day, the next business day), commencing on October 31, 1997, at the rate of 7.95% of the liquidation preference per annum. See "Description of Series A Preferred Shares-- Dividends."

  The Series A Preferred Shares are not redeemable prior to October 6, 2002. On and after such date, the Series A Preferred Shares may be redeemed, in whole or in part, at the option of the Trust, at a redemption price of $25.00 per share, plus all accrued and unpaid dividends. The Series A Preferred Shares will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Trust. See "Description of Series A Preferred Shares--Redemption."

  The Trust intends to file an application to list the Series A Preferred Shares on the New York Stock Exchange, although there can be no assurance that the Series A Preferred Shares will be approved for listing.

                                 -----------


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE   COMMISSION  OR   ANY  STATE  SECURITIES   COMMISSION  NOR   HAS
    THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES
     COMMISSION PASSED UPON  THE ACCURACY OR ADEQUACY  OF THIS PROSPECTUS
      SUPPLEMENT    OR   THE   PROSPECTUS    TO   WHICH    IT   RELATES.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 -----------

                                                       UNDERWRITING
                                     INITIAL PUBLIC   DISCOUNTS AND  PROCEEDS TO
                                    OFFERING PRICE(1) COMMISSIONS(2)  TRUST(3)
                                    ----------------- -------------- -----------
Per Share..........................      $25.00           $.7875      $24.2125
Total..............................   $100,000,000      $3,150,000   $96,850,000

-------
(1) Plus accrued dividends, if any, from the date of original issue.
(2) The Trust has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Trust estimated at $200,000.

                                 -----------

  The Series A Preferred Shares offered hereby are offered severally by the Underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Series A Preferred Shares will be ready for delivery in book-entry form only through the facilities of the Depositary Trust Company in New York, New York, on or about October 6, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                      PRUDENTIAL SECURITIES INCORPORATED
                                                              SMITH BARNEY INC.
                                 -----------

          The date of this Prospectus Supplement is October 1, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES A PREFERRED SHARES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               ----------------

                                   THE TRUST

  Federal Realty Investment Trust (the "Trust") specializes in the ownership, management, development and redevelopment of prime retail properties. At September 30, 1997, the Trust owned 94 retail properties consisting of shopping centers and main street retail properties. At June 30, 1997, the occupancy rate of the core retail portfolio (which excludes properties acquired in the previous twelve months and centers under redevelopment) was 94%. Including all retail properties owned at June 30, 1997, the occupancy rate was 94%.

RECENT DEVELOPMENTS

  Since July 1, 1997 the Trust has made three main street retail acquisitions. On August 28, 1997 the Trust, through a limited liability company of which the Trust owns 90%, acquired three buildings in Forest Hills, New York for approximately $12.6 million. The Trust contributed 90% of the acquisition cost. On September 17, 1997 a partnership, which was formed during the first quarter of 1997 to purchase another retail building in California, purchased a building in Hermosa Beach, California for approximately $1.5 million in cash. In accordance with the provisions of the partnership agreement, the Trust contributed 90% of the costs. On September 26, 1997 the Trust purchased a main street retail project which also has a residential component in Portland, Oregon for approximately $15.7 million.

  On September 25, 1997 the Trust sold Brainerd Village Shopping Center in Chattanooga, Tennessee for $10.2 million, resulting in a loss after sales commissions and expenses of approximately $500,000.

  On October 1, 1997 the Trust entered into an agreement with a third party to purchase an 147 acre property in Queens, New York. Upon the purchase, the Trust will take title to the retail component of the property with the other party taking title to the residential component. In connection with this transaction, the Trust made a $3.8 million nonrefundable deposit.

  The Trust intends to continue its acquisition of retail properties, both shopping center and main street retail buildings, and redevelopment activities in the major metropolitan markets of New York, Philadelphia, Baltimore/Washington, D.C., Chicago, Boston, Los Angeles, San Francisco, San Diego and San Jose. In addition, the Trust is also pursuing site acquisitions to permit the Trust to develop shopping centers.

  The Trust, a District of Columbia business trust of unlimited duration, maintains its offices at 1626 East Jefferson Street, Rockville, Maryland, 20852-4041 (telephone 301/998-8100).

                                 THE OFFERING

  For a more complete description of the terms of the Series A Preferred Shares, including definitions of capitalized terms used herein but not defined, see "Description of Series A Preferred Shares" in this Prospectus Supplement.

Securities Offered...........  4,000,000 Series A Preferred Shares.

Use of Proceeds..............  The net proceeds to the Trust from the Offering
                               (approximately $96.65 million) will be used to repay debt, principally the Trust's revolving credit facilities, and for general corporate purposes. See "Use of Proceeds."

Ranking......................  With respect to the payment of dividends and amounts upon liquidation, the Series A
                               Preferred Shares will rank senior to the Common Shares. See "Description of Series A Preferred Shares--Ranking."

Dividends....................  Dividends on the Series A Preferred Shares will be cumulative from the date of original issue and will be payable quarterly in arrears on the last day of January, April, July and October of each year (or, if such day is not a business day, the next business day), commencing on October 31, 1997 at the rate of 7.95% of the liquidation preference per annum (equivalent to $1.9875 per share per annum). Dividends on the Series A Preferred Shares will accrue whether or not the Trust has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. See "Description of Series A Preferred Shares--Dividends."

Liquidation Rights...........  The liquidation preference for such Series A
                               Preferred Share is $25.00. Upon liquidation, holders will be entitled to be paid the liquidation preference plus an amount equal to accrued and unpaid dividends thereon out of the assets available for such payment. See "Description of Series A Preferred Shares-- Liquidation Rights."

Redemption...................  The Series A Preferred Shares are not
                               redeemable prior to October 6, 2002. On and after October 6, 2002, the Series A Preferred Shares will be redeemable at the option of the Trust, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends thereon. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of proceeds from the sale of other capital shares of the Trust. See "Description of Series A Preferred Shares--Redemption."

Voting Rights................  If dividends on the Series A Preferred Shares are in arrears for six or more consecutive quarterly periods, holders of Series A Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees to serve on the Board of Trustees of the Trust until all such dividend arrearages are eliminated. See "Description of Series A Preferred Shares--Voting Rights."

Conversion...................  The Series A Preferred Shares are not
                               convertible into or exchangeable for any other property or security of the Trust.

Trading......................  The Trust intends to file an application to list the Series A Preferred Shares on the New York Stock Exchange, although there can be no assurance that the Series A Preferred Shares will be approved for listing.

                                USE OF PROCEEDS

  The net proceeds to the Trust from the sale of the Series A Preferred Shares offered hereby are estimated to be $96,650,000. The Trust intends to use the proceeds to repay debt, principally the Trust's revolving credit facilities.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Trust as of June 30, 1997 on an historical and pro forma basis giving effect to the completion of the Offering and the application of the proceeds therefrom to the repayment of debt.

                                                            JUNE 30, 1997
                                                        ----------------------
                                                        HISTORICAL  PRO FORMA
                                                        ----------  ----------
                                                           (IN THOUSANDS)
Mortgages and capital lease obligations................ $  224,229  $  224,229
Notes payable..........................................     97,396         546
Senior notes and debentures............................    290,289     290,289
Other liabilities......................................     48,347      48,347
                                                        ----------  ----------
    Total liabilities..................................    660,261     563,411
                                                        ----------  ----------
Investors' interest in consolidated assets.............     14,134      14,134
Shareholders' equity
  Preferred shares.....................................                100,000
  Common shares........................................    685,873     685,873
  Accumulated dividends in excess of Trust net income..   (207,161)   (207,161)
                                                        ----------  ----------
                                                           478,712     578,712
  Less shares in treasury, deferred compensation and
   subscriptions receivable............................     (8,460)     (8,460)
                                                        ----------  ----------
    Total shareholders' equity.........................    470,252     570,252
                                                        ----------  ----------
    Total capitalization............................... $1,144,647  $1,147,797
                                                        ==========  ==========

                    SUMMARY SELECTED FINANCIAL INFORMATION

  The following table sets forth selected financial and operating information for the Trust as of and for the years ended December 31, 1996, 1995 and 1994. This information is derived from and should be read in conjunction with the audited financial statements of the Trust, which statements have been audited by Grant Thornton LLP independent public accountants. In addition, the following table sets forth selected financial and operating information for the Trust as of June 30, 1997 and for the six months ended June 30, 1997 and 1996, which information is derived from the unaudited financial statements of the Trust.

  The following table also sets forth pro forma financial information for the Trust as of and for the six months ended June 30, 1997 and for the year ended December 31, 1996, giving effect to the completion of the Offering and the application of the net proceeds therefrom to the repayment of certain outstanding indebtedness.

  The following selected financial and operating information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated herein by reference:

                             SIX MONTHS ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                          -------------------------------- -----------------------------------------
                          PRO FORMA       HISTORICAL       PRO FORMA            HISTORICAL
                          ---------- --------------------- ---------- ------------------------------
                             1997       1997       1996       1996       1996       1995      1994
                          ---------- ---------- ---------- ---------- ---------- ---------- --------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Revenues
 Rental and other
  income................  $   96,501 $   96,501 $   85,423 $  174,703 $  174,703 $  150,276 $133,831
 Interest...............       2,948      2,948      1,919      4,352      4,352      4,113    3,933
Expenses
 Interest...............      19,420     23,988     22,288     38,579     45,555     39,268   31,462
 Depreciation and
  amortization..........      20,528     20,528     18,676     38,154     38,154     34,901   29,801
 Property expenses......      30,471     30,471     29,686     57,098     57,098     49,564   47,927
 Administrative.........       4,594      4,594      3,822      9,100      9,100      7,305    7,716
Net income..............      30,889     26,321     12,923     35,718     28,742     23,110   20,466
Distributions made......                 31,453     26,403                54,726     50,687   46,637
PER SHARE DATA
Earnings per share......                   $.68       $.40                  $.86       $.72     $.67
Distributions paid per
 share..................                   $.84       $.82                 $1.65      $1.61    $1.57
Weighted average
 outstanding common
 shares (1).............      38,633     38,633     32,666     33,573     33,573     31,860   30,679
BALANCE SHEET DATA
Real estate assets, at
 cost...................  $1,266,649 $1,266,649 $1,047,226 $1,147,865 $1,147,865 $1,009,682 $852,722
Total assets............   1,147,797  1,144,647    913,815  1,038,456  1,035,306    886,154  751,804
Mortgages and capital
 lease obligations......     224,229    224,229    221,084    229,189    229,189    222,317  235,705
Notes payable...........         546     97,396     52,503        --      66,106     49,980   61,883
Senior notes and
 debentures.............     290,289    290,289    240,289    290,289    290,289    240,289   75,289
Total liabilities.......     563,411    660,261    557,410    604,416    635,160    557,266  406,308
Investors' share of
 operations.............      14,134     14,134      1,240                11,261      1,420    2,274
Total shareholders'
 equity.................     570,252    470,252    355,165    488,885    388,885    327,468  343,222
OTHER DATA
Funds from operations
 (2)....................     $43,421    $38,853    $30,805    $72,230    $65,254    $57,034  $50,404
Net cash provided by
 operating activities...      37,818     33,250     28,827     72,624     65,648     65,117   45,199
EBITDA (3)..............      64,384     64,384     53,834    112,857    112,857     97,520   82,121
Ratio of EBITDA to fixed
 charges and preferred
 dividends (4)..........        2.57       2.51       2.31       2.33       2.37       2.35     2.50
Ratios of earnings to
 fixed charges and
 preferred share
 dividends (4)..........        1.75       1.71       1.53       1.55       1.59       1.55     1.61
Ratio of Funds from
 operations to fixed
 charges and preferred
 share dividends (4)....        2.53       2.47       2.30       2.31       2.35       2.35     2.52

--------
(1) Weighted average shares outstanding used in calculating net income per share includes Common Shares and, when dilutive, stock equivalents and stock options.
(2) The Trust has historically reported funds from operations in addition to net income and net cash provided by operating activities. Funds from operations is a supplemental measure of real estate companies' operating performance which excludes historical cost depreciation, since real estate values have historically risen and fallen with market conditions rather than over time. Funds from operations is defined by The National Association of Real Estate Investment Trusts ("NAREIT") in a white paper issued during 1995, as follows: income before depreciation and amortization of real estate assets and before extraordinary items and significant non-recurring events less gains on sale of real estate. The Trust complies with this definition. Funds from operations does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. Rather, funds from operations has been adopted by real estate investment trusts to provide a consistent supplemental measure of operating performance in the industry.
(3) EBITDA is calculated as net operating income before investors' interest, plus interest expense, depreciation and amortization, and income taxes, if any.
(4) Prior to this Offering, the Trust did not have any preferred shares issued and outstanding. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends for all periods was identical to the ratio of earnings to fixed charges.

                                  PROPERTIES

  The Trust currently owns or has leasehold interests in 94 retail properties. The following table sets forth information concerning the Trust's properties as of June 30, 1997 except it also includes information on main street retail properties located in Forest Hills, NY, Hermosa Beach, CA and Portland, OR acquired on August 28, September 17 and September 26, 1997, respectively, and excludes Brainerd Village which was sold on September 25, 1997.

                                                                                               MORTGAGE OR
                                             SQUARE    YEAR     YEAR                          CAPITAL LEASE
SHOPPING CENTERS              LOCATION        FEET   ACQUIRED RENOVATED OCCUPANCY TOTAL COST   OBLIGATION
----------------              --------       ------- -------- --------- --------- ----------- -------------
NEW ENGLAND
Bristol................. Bristol, CT         296,000   1995                98%    $19,972,000  $10,909,000
Dedham Plaza............ Dedham, MA          250,000   1993                88%     26,076,000
Queen Anne Plaza........ Norwell, MA         149,000   1994               100%     13,893,000
Saugus Plaza............ Saugus, MA          171,000   1996                98%     12,739,000
NEW YORK/NEW JERSEY
Allwood................. Clifton, NJ          52,000   1988               100%      4,150,000    3,560,000
Blue Star............... Watchung, NJ        392,000   1988                97%     31,793,000   27,170,000
Brick Plaza............. Brick, NJ           288,000   1989     1997       98%     45,108,000   21,362,000
Brunswick............... North Brunswick, NJ 261,000   1988               100%     14,224,000   11,310,000
Clifton................. Clifton, NJ          80,000   1988               100%      4,014,000    3,311,000
Hamilton................ Hamilton, NJ        185,000   1988               100%      7,275,000    4,907,000
Huntington.............. Huntington, NY      274,000   1988     1992       95%     20,292,000   14,535,000
Rutgers................. Franklin, NJ        216,000   1988                95%     15,055,000   13,102,000
Troy.................... Parsippany-Troy, NJ 201,000   1980                96%     17,640,000
PHILADELPHIA
Andorra................. Philadelphia, PA    257,000   1988                97%     17,313,000
Bala Cynwyd............. Bala Cynwyd, PA     279,000   1993               100%     20,044,000
Ellisburg Circle........ Cherry Hill, NJ     255,000   1992     1993      100%     25,108,000
Feasterville............ Feasterville, PA    104,000   1980     1983       78%      5,885,000
Flourtown............... Flourtown, PA       188,000   1980     1983       87%      7,294,000
Langhorne Square........ Levittown, PA       208,000   1985     1989       91%     11,983,000
Lawrence Park........... Broomall, PA        340,000   1980     1985       77%     14,166,000    3,466,000
Northeast............... Philadelphia, PA    303,000   1983     1990       99%     20,430,000    1,500,000
Willow Grove............ Willow Grove, PA    227,000   1984     1987       98%     26,566,000
Wynnewood............... Wynnewood, PA       260,000   1996                70%     24,446,000
BALTIMORE/WASHINGTON, D.C.
Congressional Plaza..... Rockville, MD       341,000   1965     1994       99%     45,204,000
Falls Plaza............. Falls Church, VA     60,000   1967     1986      100%      2,805,000    4,219,000
Federal Plaza........... Rockville, MD       243,000   1989     1990       99%     59,435,000   28,256,000
Gaithersburg Square..... Gaithersburg, MD    201,000   1993     1995       86%     21,531,000
Governor Plaza.......... Glen Burnie, MD     252,000   1985     1989       95%     16,970,000
Idylwood Plaza.......... Falls Church, VA     73,000   1994               100%     14,811,000
Laurel.................. Laurel, MD          384,000   1986     1990       91%     43,462,000
Loehmann's Plaza........ Fairfax, VA         245,000   1983     1985       97%     21,726,000    6,374,000
Mid-Pike Plaza.......... Rockville, MD       311,000   1982     1983       98%     16,009,000   10,041,000
Old Keene Mill.......... Springfield, VA      92,000   1976     1983       90%      4,293,000    6,917,000
Pan Am.................. Fairfax, VA         218,000   1993                95%     24,062,000
Perring Plaza........... Baltimore, MD       437,000   1985     1992       99%     23,530,000
Pike 7.................. Tysons Corner, VA   163,000   1997                98%     32,382,000
Quince Orchard.......... Gaithersburg, MD    240,000   1993                96%     16,355,000
Tysons Station.......... Falls Church, VA     50,000   1978     1981      100%      3,333,000    4,236,000
West Falls.............. Falls Church, VA     62,000   1972     1986       91%      3,125,000    4,842,000
Wildwood................ Bethesda, MD         85,000   1969     1985      100%     15,344,000
CENTRAL VIRGINIA
Barracks Road........... Charlottesville, VA 479,000   1985     1990       98%     32,859,000   21,221,000
Williamsburg............ Williamsburg, VA    249,000   1986                98%     12,926,000
The Shops at Willow
 Lawn................... Richmond, VA        445,000   1983     1987       90%     55,119,000

                                                                                                   MORTGAGE OR
                                               SQUARE     YEAR     YEAR                           CAPITAL LEASE
SHOPPING CENTERS               LOCATION         FEET    ACQUIRED RENOVATED OCCUPANCY  TOTAL COST   OBLIGATION
----------------               --------       --------- -------- --------- ---------  ----------- -------------
MIDWEST
Crossroads..............  Highland Park, IL     137,000   1993               100%     $18,130,000
Finley..................  Downers Grove, IL     306,000   1995                89%      20,762,000
Garden Market...........  Western Springs, IL   134,000   1994                90%       8,102,000
Gratiot Plaza...........  Roseville, MI         148,000   1973               100%       4,719,000
North Lake Commons......  Lake Zurich, IL       123,000   1994                97%      11,525,000
CALIFORNIA
Escondido...............  Escondido, CA         222,000   1996                92%      23,833,000  $ 9,400,000
Town & Country..........  San Jose, CA          320,000   1997                76%      43,631,000
OTHER
Eastgate................  Chapel Hill, NC       159,000   1986                99%      11,802,000
Lancaster...............  Lancaster, PA         107,000   1980     1981      100%       4,716,000    1,018,000
Northeast Plaza.........  Atlanta, GA           446,000   1986                72%      38,300,000
                                                                                                   MORTGAGE OR
                           NUMBER OF RETAIL    SQUARE     YEAR     YEAR                           CAPITAL LEASE
MAIN STREET RETAIL            PROPERTIES        FEET    ACQUIRED RENOVATED OCCUPANCY  TOTAL COST   OBLIGATION
------------------         ----------------    ------   -------- --------- ---------  ----------- -------------
NEW ENGLAND
Brookline, MA...........           1             12,000   1995                83%     $ 3,902,000
Greenwich, CT...........           4             79,000   1995                99%      28,955,000
West Hartford, CT.......           7            126,000   1995                98%      15,625,000
Westport, CT............           2             26,000   1995               100%       9,890,000
NEW YORK/NEW JERSEY
Westfield, NJ...........           1             11,000   1995               100%       3,259,000
Forest Hills, NY........           3             69,000   1997               100%      12,563,000
BALTIMORE/WASHINGTON, D.C.
Bethesda, MD............           1            276,000   1993     1996       99%      28,473,000  $12,576,000
Shirlington, VA.........           1            368,000   1995                92%      26,172,000
Washington, DC..........           1             49,000   1995                95%      11,399,000
SOUTHEAST
Winter Park, FL.........           2             28,000   1996               100%       6,853,000
MIDWEST
Chicago, IL.............           1              5,000   1997               100%       4,218,000
Evanston, IL............           2             19,000   1995                72%       3,732,000
SOUTHERN CALIFORNIA
Hermosa Beach, CA.......           1             25,000   1997                40%(1)    1,493,000
Pasadena, CA............           1             27,000   1996                N/A(2)    3,128,000
San Diego, CA...........           5             65,000   1996                 5%(3)    5,643,000
Santa Monica, CA........           7            123,000   1996                39%(4)   33,057,000
NORTHWEST
Portland, OR............           1            110,000   1997                99%      15,653,000
                                                                                                   MORTGAGE OR
                                               SQUARE     YEAR     YEAR                           CAPITAL LEASE
APARTMENTS                     LOCATION         FEET    ACQUIRED RENOVATED OCCUPANCY  TOTAL COST   OBLIGATION
----------                     --------        ------   -------- --------- ---------  ----------- -------------
BALTIMORE/WASHINGTON, D.C.
Rollingwood Apartments..  Silver Spring, MD   282 units   1971     1992       99%     $ 6,471,000

--------
(1) Of the total 25,000 square feet, 15,000 square feet is under redevelopment.
(2) This building is currently under redevelopment.
(3) Of the total 65,000 square, 62,000 square feet is currently under redevelopment.
(4) Of the total 123,000 square feet, 72,000 square feet is currently under redevelopment.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

  Federal Realty meets its liquidity requirements through net cash provided by operating activities, long term borrowing through debt offerings and mortgages, medium and short term borrowing under revolving credit facilities, and equity offerings. Because a significant portion of the Trust's net cash provided by operating activities is distributed to shareholders, capital outlays for property acquisitions, renovation projects and debt repayments require funding from borrowing or equity offerings.

  Net cash provided by operating activities increased from $28.8 million during the first half of 1996 to $33.3 million during the first half of 1997. The $4.4 million increase resulted primarily from the positive cash effects of a $6.4 million increase in income before gain on sale of real estate and a $1.9 million increase in depreciation and amortization offset by a $3.1 million increase in cash used for operating activities such as accounts receivable, prepaid expenses, accounts payable and accrued expenses. Dividends paid in cash were $30.1 million in 1997 and $25.1 million in 1996.

  During the first half of 1997, the Trust invested $103.3 million of cash to acquire real estate assets, $23.6 million to improve its properties and $13.7 million in mortgage notes receivable. On January 6, 1997 the Trust purchased the fee interest in Shillington, Troy and Feasterville Shopping Centers for $1.9 million, $5.7 million and $2.2 million, respectively. The Trust also contracted to purchase the fee interest in Lawrence Park Shopping Center in June 1998 for $8.5 million. In connection with the purchase agreement for Lawrence Park, in January 1997 the Trust lent the seller $8.8 million at 8% interest which is due in June 1998. The Trust had previously held these properties under capital leases. On February 24, 1997 the Trust purchased a 16 acre tract of land underlying part of the Shops at Willow Lawn for $4.6 million in cash. On June 3, 1997 the Trust exercised its purchase option on a parcel of land adjacent to its Bethesda Row property in Bethesda, Maryland for $5.8 million in cash. The land will be used for future development. In connection with the purchase, a $3.6 million mortgage which the Trust had made to the seller was repaid.

  The Trust purchased four retail buildings and two shopping centers during the first half of 1997. On January 22, 1997 the Trust purchased a 5,000 square foot retail building in Chicago, Illinois for cash of $4.2 million. On March 31, 1997 two partnerships were formed to purchase property in California. One of the partnerships purchased a 15,000 square foot building in Santa Monica, California for $4.0 million and the other purchased a 20,000 square foot building in San Diego, California for $850,000. On April 17, 1997, Street Retail West II, a partnership which was organized in December 1996, exercised its purchase option on a retail building in Santa Monica, California. The total cost, including the buyout of the existing tenant, was $7.1 million. In accordance with the provisions of the partnership agreements, the Trust contributed 90% of the cost of these buildings to the partnerships with the other 10% being contributed by the minority interests. Also, on April 17, 1997 the Trust loaned the minority partners in Street Retail West II $3.9 million. The loan is secured by property in Santa Monica, earns interest at 10% and participates in certain revenues and appreciation of the property.

  On March 5, 1997 the Trust, through a Limited Liability Company ("the LLC") organized by the Trust, purchased the 320,000 square foot San Jose Town & Country Village Shopping Center in San Jose, California for $42.8 million. The other member of the LLC has a minor interest in the profits. On March 31, 1997 the 159,000 square foot Pike 7 Shopping Center in Tysons Corner, Virginia was purchased for $31.5 million by a partnership formed to own the center. The Trust contributed $30.9 million to the partnership which was used to pay off existing debt on the center. The other partners contributed the shopping center and its existing debt in exchange for partnership units valued at $495,000 which are exchangeable, at the option of the Trust, for cash or 18,074 common shares of the Trust.

  On May 13, 1997 the Trust sold Town & Country Shopping Center in Springfield, Illinois for $7.5 million, resulting in a gain of $5.3 million. On May 30, 1997 Shillington Shopping Center in Shillington, Pennsylvania was sold for $4.6 million, resulting in a gain of $1.7 million. The cash from these transactions was deposited with an escrow agent to be used for future acquisitions, in order to structure the sales as tax free exchanges for tax purposes.

  Improvements to Trust properties during the first half of 1997 included $4.3 million for the second phase of the redevelopment of Brick Plaza, $2.7 million to begin the redevelopment of Wynnewood Shopping Center, $3.2 on the redevelopment of Troy Shopping Center, $6.5 million of tenant work.

  On April 24, 1997 the Trust purchased Terranomics Retail Services, a property management and brokerage company for approximately $2.0 million, to provide it with leasing and property management services on the west coast.

  On July 16, 1997 the Trust purchased a 3,750 square foot parcel of land in Bethesda, Maryland for approximately $800,000. The land was purchased in order to allow future expansion of the Trust's Bethesda Row property.

  The Trust has $135.0 million of unsecured medium-term revolving credit facilities with four banks. The facilities, which require fees and have covenants requiring a minimum shareholders' equity and a maximum ratio of debt to net worth, are used to fund acquisitions and other cash requirements until conditions are favorable for issuing equity or long term debt. At June 30, 1997 the Trust had borrowed $93.1 million under these facilities, the maximum amount borrowed under these facilities in 1997. Amounts advanced under these facilities bear interest at LIBOR plus 75 basis points; the weighted average interest rate on borrowings during the first half of 1997 was 6.4%.

  On February 4, 1997 the Trust sold 3.0 million shares to an institutional investor for $28 per share, netting $83.9 million. Proceeds from this offering were used primarily to repay borrowings on the revolving credit facilities.

  On July 29, 1997 the Trust sold $40 million of 6.82% Medium Term Notes. The notes, which pay interest semi-annually on February 1 and August 1, mature on August 1, 2027, but may be redeemed, at par, at the option of holders on August 1, 2007. Proceeds will be used to repay borrowings on the revolving credit facilities.

  The Trust is contractually obligated on contracts of approximately $7.6 million for redevelopment and tenant improvements and is committed unless leases for up to an additional $6.5 million in tenant work and general improvements to its properties. In addition to these committed amounts, the Trust has budgeted an additional $6 billion for the remainder of 1997 for improvements to its properties. These committed and budgeted improvements include the completion of the second phase of the redevelopment and expansion of Brick Plaza, the completion of the renovation and retenanting of Troy Shopping Center, and the continuation of the renovation and retenanting of Wynnewood Shopping Center. These expenditures will be funded with the revolving credit facilities pending their long term financing with either equity or debt.

  The Trust plans additional acquisitions of retail properties, both shopping center and main street buildings, during the remainder of 1997. In addition, the Trust has identified a limited number of sites in its core markets for the development of new shopping centers.

  The Trust will need new additional capital in order to fund these acquisitions, expansions and refinancings. Sources of this funding may be additional debt, additional equity or proceeds from the sale of existing properties. The timing and choice between additional debt or equity financing will depend upon many factors, including the market price for the Trust's shares, interest rates and the ratio of debt to net worth. The Trust believes that it will be able to raise this capital as needed, based on its past success in so doing.

CONTINGENCIES

  As previously reported, certain of the Trust's shopping centers have some environmental contamination. The Trust has retained an environmental consultant to investigate contamination at a shopping center in New Jersey. The Trust is evaluating whether it has insurance coverage for this matter. At this time, the Trust has not determined what the range of remediation costs might be, but does not believe that the costs will have a material effect upon the Trust's financial condition. The Trust has also identified chlorinated solvent contamination at another property. The contamination appears to be linked to the current and/or previous dry cleaner. The Trust intends to look to the responsible parties for any remediation effort. Evaluation of this situation is preliminary and it is impossible, at this time, to estimate the range of remediation costs, if any.

  Pursuant to the provisions of the respective partnership agreements, in the event of the exercise of put options by the other partners, the Trust would be required to purchase the 99% limited partnership interest at Loehmann's Plaza at its then fair market value and a 22.5% interest at Congressional Plaza at its then fair market value.

  Under the terms of certain partnerships, if certain leasing and revenue levels are obtain for the properties owned by the partnerships, the limited partners may require the Trust to purchase their partnership interests at a formula price based upon net operating income. The purchase price may be paid in cash or common stock of the Trust at the election of the limited partners. If the limited partners do not redeem their interest, the Trust may choose to purchase the limited partnership interests upon the same terms.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1996

  Net income and funds from operations have been affected by the Trust's recent acquisition, redevelopment and financing activities. The Trust has historically reported its funds from operations in addition to its net income and net cash provided by operating activities. Funds from operations is a supplemental measure of real estate companies' operating performance which excludes historical cost depreciation, since real estate values have historically risen and fallen with market conditions rather than over time. The National Association of Real Estate Investment Trusts (NAREIT) defines funds from operations as follows: income before depreciation and amortization of real estate assets and before extraordinary items and significant non-recurring events less gains on sale of real estate. Funds from operations does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. Rather, funds from operations has been adopted by real estate investment trusts to provide a consistent measure of operating performance in the industry.

  The reconciliation of net income to funds from operations is as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1996    1995    1994
                                                        ------- ------- -------
                                                            (IN THOUSANDS)
Net income............................................  $28,742 $23,110 $20,466
Depreciation and amortization of real estate assets...   34,128  30,986  26,479
Amortization of initial direct cost of leases.........    2,372   2,393   2,404
Loss on sale of real estate, extraordinary and non-re-
 curring items........................................       12     545   1,055
                                                        ------- ------- -------
Funds from operations.................................  $65,254 $57,034 $50,404
                                                        ======= ======= =======

  The Trust's retail leases generally provide for minimum rents, with periodic increases. Most retail tenants pay a majority of on-site operating expenses and real estate taxes. Many leases also contain a percentage rent clause which calls for additional rents based on tenant sales, so that at a given sales volume, if prices increase, so does rental income. These features in the Trust leases reduce the Trust's exposure to higher costs caused by inflation, although inflation has not been significant in recent years.

  Rental income, which consists of minimum rent, percentage rent, and cost recoveries, increased 11.5% in 1995 to $142.8 million from $128.1 million in 1994 and 15.4% in 1996 to $164.9 million. If centers acquired and sold in 1994, 1995 and 1996 are excluded, rental income increased 4.3% from 1994 to 1995 and 6.6% from 1995 to 1996.

  Minimum rents increased 14% in 1995 to $113.9 million from $99.9 million in 1994 and 15.5% in 1996 to $131.5 million. If centers acquired and sold in 1994, 1995 and 1996 are excluded, minimum rents increased 6.7% from 1994 to 1995 and 6.2% from 1995 to 1996. Fifty percent of the increase in minimum rent in 1996 was from Congressional Plaza, Brick Plaza and Gaithersburg Square, which have been redeveloped and retenanted. Thirty-four percent of the increase in minimum rent in 1995 was from Congressional Plaza.

  Cost reimbursements consist of tenant reimbursements of real estate taxes (real estate tax recovery) and common area maintenance expenses (CAM recovery). After removing the effect of properties purchased and sold during the past three years, real estate tax recovery increased 6.2% from 1994 to 1995 and 9.7% from 1995 to 1996. Forty-nine percent of the increase from 1994 to 1995 was attributable to Congressional Plaza as its occupancy increased after being vacated for renovation. Sixty-four percent of the increase in 1996 was attributable to Congressional Plaza, Brick Plaza and Gaithersburg Square. CAM recovery on the portfolio, adjusted to remove the effect of properties purchased in 1994, 1995 and 1996, was $13.2 million in 1994, $11.5 million in 1995 and $13.2 million in 1996. These fluctuations correspond to fluctuations in CAM expenses, primarily snow removal and related repairs which were high in 1994 and 1996 due to heavy snowfalls in those years.

  Other property income includes items which tend to fluctuate from period to period, such as utility reimbursements, telephone income, merchant association dues, lease termination fees, late fees and temporary tenant income. The increases from 1994 to 1996 were due primarily to the fluctuating nature of the income. Major increases in 1995 over 1994 resulted from lease termination fees, an unexpected recovery from a bankrupt tenant, merchant association dues and a commission on telephone services. The increase from 1995 to 1996 was due to lease termination fees.

  Rental expenses went from $35.8 million in 1994 to $35.1 million in 1995 to $40.7 million in 1996, which represents 26.8% of property income (rental income plus other property income) in 1994, 23.4% in 1995 and 23.3% in 1996. If rental expenses are adjusted to remove the effect of properties purchased and sold in 1994, 1995 and 1996, rental expenses ranged from $35.1 million in 1994 to $32.6 million in 1995 to $35.3 million in 1996. The primary reason for the decrease from 1994 to 1995 was a decrease in snow removal and other related expenses, such as roof and parking lot repairs. The increase from 1995 to 1996 was caused by an increase in snow related expenses and by an increase in the write-off of tenant work and lease commissions, often connected with tenants whose leases were terminated. Real estate taxes have ranged from 9.0% of property income in 1994 to 9.6% in 1995 to 9.4% in 1996. The lower percentage in 1994 was primarily due to Congressional Plaza, which received a refund of prior year taxes in 1994.

  Depreciation and amortization expenses have increased because of the recent acquisitions and also because of the depreciation on recent tenant work and property improvements.

  Interest income has increased slightly over the past three years. The Trust's major sources of interest income are on its mortgage notes receivable, its notes to officers, and its available cash balances. Increases in interest income due to the issuance of $14.3 million in mortgage notes receivable in 1996 were offset by decreases in interest on investments in marketable securities which the Trust sold in 1995. Included in interest income in 1995 is the effect of the sale in December 1995 of the Trust's investment in Olympia and York Senior First Mortgage Notes and other real estate investment trusts, both of which were written down to market value in prior years.

  Interest expense increased to $45.6 million in 1996 from $39.3 million in 1995, due to interest on the $50 million of senior debentures issued in 1996 and the $165 million of senior notes issued in 1995, due to interest from increased usage of the revolving credit facilities and due to interest on the mortgage assumed upon the purchase of Bristol Shopping Center. Interest expense increased from $31.5 million in 1994 to $39.3 million in 1995, primarily due to interest on the three issues of senior notes in 1995. The ratio of earnings to fixed charges was 1.59x, 1.55x and 1.61x in 1996, 1995 and 1994, respectively. The ratio of funds from operations to fixed charges was 2.35x, 2.35x, and 2.52x in 1996, 1995 and 1994, respectively.

  Administrative expenses have increased as the Trust has grown and as it has accelerated its acquisition and development efforts. Administrative expenses as a percentage of total income, however, were fairly constant, at 5.1%, 4.7% and 4.8% in 1996, 1995 and 1994, respectively. The $1.8 million increase from 1995 to 1996 was primarily due to the write-off of costs associated with unconsummated acquisition and development efforts and due to costs related to the move of the Trust's corporate office. The major components of the increase in 1995 over 1994 were in payroll and in costs related to a business combination that the Trust decided not to pursue.

  Investors' share of operations represents the minority interest in Congressional Plaza, Loehmann's Plaza and North City Plaza. In 1995 minority net losses at Loehmann's and North City exceeded the minority net income at Congressional Plaza which was under redevelopment in 1995.

  Income before loss on sale of real estate and extraordinary item increased from $20.5 million in 1994 to $23.7 million in 1995 to $28.7 million in 1996, reflecting not only the contribution to net income from the Trust's acquisitions but also the contribution from improved operating results of the core portfolio.

  Loss or gain on the sale of real estate is dependent on the extent and timing of sales. The Trust regularly reviews its portfolio and does from time to time sell properties. In 1996 the Trust sold Town & Country Plaza in Hammond, Louisiana for $4.9 million, resulting in a loss of $12,000. In 1995 the Trust sold North City Plaza for $1.8 million resulting in a loss on sale of $545,000.

  As a result of the foregoing items, net income rose from $20.5 million in 1994 to $23.1 million in 1995 to $28.7 million in 1996.

  The Trust intends to increase its pace of acquisitions in 1997. If successful in so doing, these acquisitions should contribute to growth in rental income and expenses and, thereby, net income. The growth of the core portfolio, however, is, in part, dependent on controlling expenses, some of which are beyond the complete control of the Trust, such as snow removal, and trends in the retailing environment. Recently there have been a number of retailer bankruptcies and consolidations. These bankruptcies and a further weakening of the retail environment could adversely impact the Trust, by increasing vacancies and by decreasing rents. In past weak retail and real estate environments, the Trust has been able to replace weak and bankrupt tenants with stronger tenants; management believes that due to the quality of the Trust's properties there will continue to be demand for its retail space.

RESULTS OF OPERATIONS--SIX MONTHS ENDED JUNE 30, 1997 AND 1996

  Net income and funds from operations have been affected by the Trust's recent acquisition, redevelopment and financing activities.

  The reconciliation of net income to funds from operations for the six months ended June 30 is as follows:

                                                                1997     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
Net income.................................................... $26,321  $12,923
Plus: depreciation and amortization of real estate assets.....  18,418   16,697
     amortization of initial direct costs of leases...........   1,148    1,185
Less: gain on sale of real estate.............................  (7,034)     --
                                                               -------  -------
Funds from operations......................................... $38,853  $30,805
                                                               =======  =======

  Funds from operations increased 26% to $38.9 million in the first half of 1997 from $30.8 million in the first half of 1996.

  Rental income, which consists of minimum rent, percentage rent and cost recoveries, increased 13% from $80.7 million in the first half of 1996 to $91.0 million in the first half of 1997. If properties purchased and sold in 1996 and 1997 are excluded, rental income increased 4%.

  Minimum rent increased 12% from $64.8 million in the first half of 1996 to $72.5 million in the first half of 1997. Excluding properties purchased and sold in 1996 and 1997, minimum rent increased 3%.

  Cost reimbursements consist of tenant reimbursements of real estate taxes (real estate tax recovery) and common area maintenance expenses (CAM recovery). Cost reimbursements increased 20% from $13.5 million during the first half of 1996 to $16.3 million during the first half of 1997. Excluding properties purchased and sold in 1996 and 1997, cost reimbursements increased from $13.2 million to $14.7 million. Real estate tax recovery on the core portfolio increased $448,000 as real estate taxes increased. CAM recovery increased $1.1 million on the core portfolio, reflecting the increased recovery of CAM in 1997 from properties under redevelopment in 1996 such as Congressional Plaza, Brick Plaza and Bethesda Row as well as the decrease in CAM billing adjustments from 1996 to 1997. In 1996 snow removal costs were so high that the Trust granted concessions to tenants at certain centers.

  Other property income includes items which tend to fluctuate from period to period, such as utility reimbursements, telephone income, merchant association dues, lease termination fees, late fees and temporary tenant income. Other property income increased from $4.8 million during the first half of 1996 to $5.5 million during the first half of 1997, primarily due to an increase in lease termination fees.

  Interest income increased from $1.9 million in the first half of 1996 to $2.9 million in the first half of 1997 primarily because of interest on notes receivable issued in 1996 and 1997.

  Rental expenses have decreased 3% in the first half of 1997 from the first half of 1996, to $21.0 million from $21.7 million. If centers acquired and sold during 1996 and 1997 are excluded, rental expenses decreased 10%, primarily due to decreased snow removal costs on the east coast in 1997 as compared to 1996.

  Real estate taxes have increased from $8.0 million during the first half of 1996 to $9.5 million during the first half of 1997, primarily due to taxes on the 1996 and 1997 acquisitions. Depreciation and amortization in the first half of 1997 was 10% greater than in the first half of 1996. Excluding the effect from the 1996 and 1997 acquisitions, depreciation and amortization increased 5% due to depreciation on recent tenant work and property improvements.

  Interest expense increased from $22.3 million during the first half of 1996 to $24.0 million during the first half of 1997, primarily due to interest expense on the $50 million of 7.48% Debentures issued in August 1996. The ratio of earnings to fixed charges was 1.71x for the first half of 1997 and 1.53x for the comparable period in 1996. The ratio of funds from operations to fixed charges was 2.47x for the first half of 1997 and 2.30x for the first half of 1996.

  Administrative expenses have increased from $3.8 million during the first half of 1996 to $4.6 million during the first half of 1997, primarily due to increased personnel costs as the Trust is expanding and increased state income taxes.

  In May 1997 the Trust sold Town & Country Shopping Center in Springfield, Illinois for $7.5 million, resulting in a gain of $5.3 million and Shillington Shopping Center in Shillington, Pennsylvania for $4.6 million, resulting in a gain of $1.7 million.

  As a result of the foregoing items, net income increased from $12.9 million during the first half of 1996 to $26.3 million during the first half of 1997.

                                  MANAGEMENT

  The Trustees and Officers of the Trust are as follows:

                                           PRINCIPAL OCCUPATION AND
           NAME            AGE               OTHER DIRECTORSHIPS
           ----            --- ------------------------------------------------
Dennis L. Berman..........  46 Trustee; General Partner, GDR Partnerships and
                               Vingarden Associates, builders/developers,
                               Berman Enterprises; Director, Beco Management
Kenneth D. Brody..........  53 Trustee; Founding Partner, Winslow Partners LLC,
                               a private equity investment firm; Former
                               President and Chairman, Export-Import Bank of
                               the United States; Former Partner, Goldman,
                               Sachs & Co.; Director, Alex Brown, Inc.;
                               Director, Quest Diagonotics, Inc.; Director,
                               Yurie Systems Inc.; Director, American Red
                               Cross; Director, St. John's College
A. Cornet de Ways Ruart...  63 Trustee; Director, SIPEF S.A., an international holding company principally of agricultural
                               interests; Director, Interbrew S.A.
Kristin Gamble............  51 Trustee; President, Flood, Gamble Associates,
                               Inc., an investment counseling firm; Director,
                               Ethan Allan Interiors, Inc.
Samuel J. Gorlitz.........  80 Trustee and Founder; President, Gorlitz
                               Associates, real estate developers
Steven J. Guttman.........  51 Trustee; President and Chief Executive Officer
Ron D. Kaplan.............  33 Senior Vice President, Capital Markets; Chief
                               Investment Officer
Walter F. Loeb............  72 Trustee; President, Loeb Associates, management consulting firm; Publisher, Loeb Retail Letter,
                               Director, InterTAN, Inc.; Director, The Gymboree
                               Corp.; Director, Mothers Work Inc.; Director,
                               Wet Seal Inc.; Director, The Warnco Group Inc.
                               Retired Principal and Senior Retail Analyst,
                               Morgan Stanley & Co., Inc.
Catherine R. Mack.........  52 Vice President, General Counsel; Secretary
Donald H. Misner..........  62 Trustee; Director of New Development for the
                               Trust
Mary Jane Morrow..........  45 Senior Vice President, Finance; Treasurer; Chief
                               Financial Officer
Mark S. Ordan.............  37 Trustee; Chief Executive Officer, Chartwell
                               Health Management Inc.; Former Chairman,
                               President and Chief Executive Officer, Fresh
                               Fields Markets, Inc.; Director, Friedman
                               Billings Ramsey Family of Funds.
George L. Perry...........  63 Trustee; Senior Fellow, Brookings Institution;
                               Director, State Farm Life Insurance Company;
                               Director, State Farm Mutual Automobile Company
                               and various mutual funds managed by the Dryfuss
                               Corporation
Hal A. Vasvari............  53 Executive Vice President and Chief Operating
                               Officer

  The Trustees and Officers as a group beneficially own approximately 5% of the outstanding Shares of the Trust.

                   DESCRIPTION OF SERIES A PREFERRED SHARES

  The following summary sets forth the material terms and provisions of the Series A Preferred Shares, and is qualified in its entirety by reference to the provisions of the statement of designations relating to the Series A Preferred Shares set forth in a resolution adopted by the Trustees of the Trust (the "Statement of Designations") and the Declaration of Trust and Bylaws of the Trust, which are incorporated by reference herein. The following description of the particular terms of the Series A Preferred Shares supplements, and to the extent inconsistent therewith, replaces, the description of the general terms of the Preferred Shares set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

  Subject to limitations prescribed by the laws of the District of Columbia, and the Declaration of Trust and Bylaws of the Trust, the Board of Trustees is authorized to issue, from the authorized but unissued capital shares of the Trust, Preferred Shares in such classes or series as the Board of Trustees may determine and to establish from time to time the number of shares to be included in any such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. The Company currently has no Preferred Shares outstanding. The Board of Trustees has authorized the Trust to designate and issue the Series A Preferred Shares.

  When issued, the Series A Preferred Shares will be validly issued, fully paid and nonassessable, except to the extent described in the Prospectus. The holders of the Series A Preferred Shares will have no preemptive rights with respect to any capital shares of the Trust or any other securities of the Trust convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares will not be subject to any sinking fund or other obligation of the Trust to redeem or retire the Series A Preferred Shares.

  The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Shares will be American Stock Transfer & Trust Company.

RANKING

  With respect to payment of dividends and amounts upon liquidation, dissolution or winding up, the Series A Preferred Shares will rank equally with any other Preferred Shares that become outstanding and senior to the Common Shares.

  While any Series A Preferred Shares are outstanding, the Trust may not authorize, create or increase the authorized amount of any class of security that ranks senior to the Series A Preferred Shares with respect to the payment of dividends or amounts payable upon liquidation, dissolution or winding up, or any class of security convertible into shares of such a class, without the consent of the holders of two-thirds of the outstanding Series A Preferred Shares and Parity Shares (as defined below), voting as a single class. However, the Trust may create additional classes of other shares, increase the authorized number of Preferred Shares or issue series of Preferred Shares ranking on a parity with the Series A Preferred Shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Share") without the consent of any holder of Series A Preferred Shares. See "--Voting Rights" below.

DIVIDENDS

  Holders of the Series A Preferred Shares will be entitled to receive, when and as declared by the Board of Trustees, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 7.95% of the liquidation preference per annum (equivalent to $1.9875 per share per annum). Such dividends will be cumulative from the date of original issue and payable quarterly in arrears on the last calendar day (or, if such day is not a business day, the next business day) of each January, April, July and October (each, a "Dividend Payment Date"). The first dividend, which will be paid on or about October 31, 1997, will be for less than a full quarter. Such first dividend and any dividends payable on the Series A Preferred Shares for any partial dividend period will be computed on the basis of the actual number of days in such period. Dividends will be payable to holders of record as they appear in the records of the Trust at the close of business on the applicable record date, which will be the date designated as such by the Board of Trustees of the Trust that is not more than fifty nor less than ten days prior to such Dividend Payment Date (each, a "Dividend Record Date"). Accrued and unpaid dividends for any past dividend periods may be declared and paid at any time and for such interim periods to holders of record on the applicable Dividend Record Date. Any dividend payment made on the Series A Preferred Shares will first be credited against the earliest accrued but unpaid dividend due with respect to the Series A Preferred Shares that remains payable.

  Dividends on Series A Preferred Shares will accrue whether or not the Trust has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Preferred Shares that may be in arrears. Holders of Series A Preferred Shares will not be entitled to any dividends, whether payable in cash, property or shares, in excess of the full cumulative dividends, as described herein, on the Series A Preferred Shares.

  If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section (the "Code")) any portion (the "Capital Gains Amount") of the dividends (within the meaning of the Code) paid or made available for the year to holders of all classes of capital shares (the "Total Dividends"), then the portion of the Capital Gains Amount that will be allocable to holders of Series A Preferred Shares will be in the same portion that the Total Dividends paid or made available to the holders of Series A Preferred Shares for the year bears to the Total Dividends.

  Except as provided in the next sentence, no dividends will be declared or paid on any Parity Shares unless full cumulative dividends have been declared and paid or are contemporaneously declared and funds sufficient for the payment thereof set aside for such payment on the Series A Preferred Shares for all prior dividend periods. If accrued dividends on the Series A Preferred Shares for all prior dividend periods have not been paid in full, then any dividend declared on the Series A Preferred Shares and on any Parity Shares for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series A Preferred Shares and such Parity Shares.

  The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Shares (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Shares through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of Common Shares made for purposes of any employee incentive or benefit plan of the Trust or any subsidiary), unless (A) all cumulative dividends with respect to the Series A Preferred Shares and any Parity Shares at the time such dividends are payable have been paid or declared and funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or declared and set apart for the payment of the dividends for the current dividend period with respect to the Series A Preferred Shares and any Parity Shares.

  As used herein, (i) the term "dividend" does not include dividends or other distributions payable solely in Fully Junior Shares, or in options, warrants or rights to subscribe for or purchase any Fully Junior Shares, (ii) the term "Junior Shares" means the Common Shares and any other class or series of capital shares of the Trust now or hereafter issued and outstanding that ranks junior to the Series A Preferred Shares as to the payment of dividends or in the distribution of assets or amounts upon liquidation, dissolution and winding up and (iii) the term "Fully Junior Shares" means Junior Shares that rank junior to the Series A Preferred Shares both as to the payment of dividends and distribution of assets upon liquidation, dissolution and winding up.

LIQUIDATION RIGHTS

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust, the holders of Series A Preferred Shares will be entitled to receive out of assets of the Trust legally available for distribution to shareholders a liquidation preference of $25.00 per Series A Preferred Share, plus an amount per Series A Preferred Share equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more.

  Until the holders of Series A Preferred Shares and Parity Shares have been paid their liquidation preference in full, no payment will be made to any holder of Junior Shares upon the liquidation, dissolution or winding up of the Trust. If upon any liquidation, dissolution or winding up of the Trust, the assets of the Trust, or proceeds thereof, distributable among the holders of the Series A Preferred Shares are insufficient to pay in full the amount payable upon liquidation with respect to the Series A Preferred Shares and any other Parity Shares, then such assets, or the proceeds thereof will be distributed among the holders of Series A Preferred Shares and any such Parity Shares ratably in accordance with the respective amounts which would be payable on such Series A Preferred Shares and any such Parity Shares if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Trust with another entity, a statutory share exchange by the Trust nor a sale, lease or transfer of all or substantially all of the Trust's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Trust.

REDEMPTION

  The Series A Preferred Shares are not redeemable by the Trust prior to October 6, 2002. On and after October 6, 2002, the Trust, at its option, upon not less than 30 or more than 90 days' written notice, may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus accumulated, accrued and unpaid dividends thereon to the date fixed for redemption, without interest. The redemption price of the Series A Preferred Shares (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of proceeds from the sale of other capital shares of the Trust, which may include Common Shares, Preferred Shares, depositary shares, interests, participations or other ownership interests in the Trust however designated (other than debt securities converted into or exchangeable for capital shares), and any rights, warrants or options to purchase any thereof. If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by the Trust and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares), by lot or by any other method determined by the Trust in its sole discretion to be equitable.

  Unless full cumulative dividends on all Series A Preferred Shares and any Parity Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series A Preferred Shares or Parity Shares may be redeemed or purchased by the Trust except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares or Parity Shares, as the case may be.

  Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Series A Preferred Shares at the address shown on the stock transfer books of the Trust. Each notice shall state: (i) the redemption date; (ii) the number of Series A Preferred Shares to be redeemed; (iii) the redemption price per share; (iv) the place or places where certificates for Series A Preferred Shares are to be surrendered for payment of the redemption price; and (v) that dividends on the Series A Preferred Shares will cease to accrue on such redemption date. If fewer than all Series A Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series A Preferred Shares to be redeemed from such holder. If notice of redemption of any Series A Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Trust in trust for the benefit of the holders of Series A Preferred Shares so called for redemption, then from and after the redemption date, dividends will cease to accrue on the Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

  The holders of Series A Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividends payable with respect to such Series A Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Trust's default in the payment of the dividend due. Except as provided above, the Trust will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Shares which have been called for redemption.

  The Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

VOTING RIGHTS

  Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series A Preferred Shares will have no voting rights.

  If six consecutive quarterly dividends payable on the Series A Preferred Shares or any Parity Shares are in arrears, whether or not earned or declared, the number of trustees then constituting the Board of Trustees of the Trust will be increased by two, and the holders of Series A Preferred Shares, voting together as a class with the holders of any other series of Parity Shares, will have the right to elect two additional trustees to serve on the Trust's Board of Trustees at any annual meeting of shareholders or a properly called special meeting of the holders of the voting Parity Shares until all such dividends and dividends for the current quarterly period on the Series A Preferred Shares and such other voting Parity Shares have been declared and paid or set aside for payment. Such voting rights will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The terms of office of all Trustees so elected will terminate with the termination of such voting rights.

  The approval of two-thirds of the outstanding Series A Preferred Shares and all other Parity Shares similarly affected, voting as a single class, is required in order to (i) amend the Declaration of Trust to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Shares; (ii) enter into a share exchange that affects the Series A Preferred Shares, or consolidate the Trust with or merge the Trust with another entity, unless in each such case each Series A Preferred Share remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof identical to that of the Series A Preferred Shares (except for changes that do not materially and adversely affect the holders of Series A Preferred Shares), or (iii) authorize, reclassify, create or increase the authorized amount of any shares of any class, or any security convertible into shares of any class, having rights senior to the Series A Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of the Trust. However, the Trust may create additional classes of Parity Shares and Junior Shares, increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series A Preferred Shares.

  Except as provided above and as required by applicable law, the holders of Series A Preferred Shares are not entitled to vote on any merger or consolidation involving the Trust, on any share exchange or on a sale of all or substantially all of the assets of the Trust.

CONVERSION

  The Series A Preferred Shares are not convertible into or exchangeable for any other property or securities of the Trust at the option of the holder.

RESTRICTIONS ON TRANSFER; OWNERSHIP LIMITS

  For the Trust to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares may be owned, directly or indirectly, by five or fewer "individuals" during the last half of a full taxable year or during a proportionate part of a shorter taxable year. Under the constructive ownership provisions of the Code, stock owned by an entity, including a corporation, life insurance company, mutual fund or pension trust, is treated as owned by the ultimate individual beneficial owners of the entity. Because the Trust intends to maintain its qualification as a REIT, the Declaration of Trust contains certain restrictions on the ownership and transfer of shares, including the Series A Preferred Shares, intended to assist the Trust in complying with these requirements. For a complete description of these restrictions, see "Description of Common Shares--REIT Qualification" in the accompanying Prospectus.

  Subject to certain exceptions specified in the Declaration of Trust, no person may own, directly or indirectly, more than 9.8% of the Trust's outstanding equity securities, including Preferred Shares.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to address all aspects of taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

  The Trust intends to operate in a manner that will enable it to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although management of the Trust believes that the Trust is organized and operates in such a manner, no assurance can be given that the Trust qualifies or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the Trust's control may affect the Trust's ability to qualify as a REIT. If the Trust fails to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Trust will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to shareholders. This Prospectus Supplement does not address the taxation of the Trust or the impact on the Trust of its election to be taxed as REIT. The discussion set forth below assumes that the Trust qualifies as a REIT under the Code.

TAXATION OF TAXABLE U.S. SHAREHOLDERS

  Dividends and Other Distributions. As long as the Trust qualifies as a REIT, distributions made to the Trust's taxable U.S. shareholders (including holders of Series A Preferred Shares) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. As used herein, the term "U.S. shareholder" means a shareholder of the Trust that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and that (v) is not an entity that has special status under the Code (such as a tax-exempt organization or a dealer in securities). For purposes of determining whether distributions on the Series A Preferred Shares are out of the current or accumulated earnings and profits, the earnings and profits of the Trust will be allocated first to the Trust's outstanding Series A Preferred Shares and then to the Trust's Common Shares. Subject to the discussion below regarding changes to the capital gain tax rates, distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Trust's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his Series A Preferred Shares. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted tax basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's shares, such distributions will be included in income as long-term capital gain (characterized, in the case of individuals, trusts, and estates, as mid-term capital gain if the shares have been held for more than one year but not more than 18 months), or short-term capital gain if the shares have been held for one year or less, assuming the shares are a capital asset in the hands of the shareholder. In addition, any dividend declared by the Trust in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Trust and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Trust during January of the following calendar year.

  Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Trust. Instead, such losses would be carried over by the Trust for potential offset against its future income (subject to certain limitations). Taxable distributions from the Trust and gain from the disposition of Series A Preferred Shares will not be treated as passive activity income and, therefore, holders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the holder is a limited partner) against such income. In addition, taxable distributions from the Trust generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gain distributions and capital gains from the disposition of Series A Preferred Shares (and distributions treated as such) will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the holder so elects, in which case such capital gain distributions and capital gains will be taxed at ordinary income rates to the extent of such election. The Trust will notify holders after the close of the Trust's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

  The Trust may elect to retain and pay income tax on its net long-term capital gains received during the taxable year. For taxable years beginning after December 31, 1997, if the Trust so elects for a taxable year, the holders would include in income as long-term capital gains their proportionate share of such portion of the Trust's undistributed long-term capital gains for the taxable year as the Trust may designate. A holder would be deemed to have paid his share of the tax paid by the Trust on such undistributed capital gains, which would be credited or refunded to the holder. The holder's basis in his Series A Preferred Shares would be increased by the amount of undistributed long-term capital gains (less the capital gains tax paid by the Trust) included in the holder's long-term capital gains.

  The Taxpayer Relief Act of 1997 (the "Act") alters the taxation of capital gain income. Under the Act, individuals, trusts, and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals who hold certain assets for more than one year but not more than 18 months may be taxed at a maximum mid-term capital gain rate of 28% on the sale or exchange of those investments. The Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts, and estates, special rules for "qualified 5-year gain," as well as other changes to prior law. The Act allows the Internal Revenue Service (the "IRS") to prescribe regulations on how the Act's new capital gain rates will apply to sales of capital assets by "pass-thru entities," which include REITs such as the Trust. To date regulations have not yet been prescribed, and it remains unclear how the Act's new rates will apply to capital gain dividends and undistributed capital gains, including, for example, the extent, if any, to which capital gain dividends and undistributed capital gains from the Trust will be taxed to individuals at the new rates for mid-term capital gains and unrecaptured section 1250 gain, rather than the long-term capital gain rates. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Act.

  Sale or Redemption of Series A Preferred Shares. On the sale of Series A Preferred Shares, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale, and (ii) the holder's adjusted basis in the Series A Preferred Shares. In general, any gain or loss realized upon a taxable disposition of the Series A Preferred Shares by a holder who is not a dealer in securities will be treated as long-term capital gain or loss if the Series A Preferred Shares have been held for more than one year (characterized, in the case of individuals, trusts, and estates, as a mid-term capital gain or loss if the shares have been held for more than one year but not more than 18 months and a long-term capital gain or loss if the shares have been held for more than 18 months), and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Trust of undistributed capital gains required to be treated by such holder as long-term capital gain. All or a portion of any loss realized by a shareholder upon a taxable disposition of Series A Preferred Shares may be disallowed if other Series A Preferred Shares are purchased within 30 days before or after the disposition.

  A redemption of Series A Preferred Shares will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Trust's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of the Series A Preferred Shares. The redemption will satisfy such tests if it (i) is "substantially disproportionate" with respect to the holder (which will not be the case if only Series A Preferred Shares are redeemed, since they generally do not have voting rights), (ii) results in a "complete termination" of the holder's share interest in the Trust, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series A Preferred Shares depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

  If a redemption of the Series A Preferred Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the shareholders. The shareholder's adjusted tax basis in such redeemed Series A Preferred Shares will be transferred to the holder's remaining shareholdings in the Trust. If, however, the shareholder has no remaining shareholdings in the Trust, such basis could be transferred to a related person or it may be lost.

BACKUP WITHHOLDING

  The Trust will report to its U.S. shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Trust with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Trust may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Trust.

TAXATION OF CERTAIN TAX-EXEMPT SHAREHOLDERS

  Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a Section 401(k) plan, that holds the Series A Preferred

Shares as an investment will not be subject to tax on dividends paid by the Trust. However, if such tax-exempt investor is treated as having purchased its Series A Preferred Shares with borrowed funds, some or all of its dividends from the Series A Preferred Shares will be subject to tax. In addition, under some circumstances certain pension plans (including Section 401(k) plans but not, for example, IRAs) that own more than 10% (by value) of the Trust's outstanding capital shares, including Series A Preferred Shares, could be subject to tax on a portion of their Series A Preferred Share dividends even if their Series A Preferred Shares are held for investment and are not treated as acquired with borrowed funds.

OTHER TAX CONSEQUENCES

  The Trust and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Trust and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Trust.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Trust has agreed to sell to each of the underwriters named below (the
"Underwriters"), and each of such Underwriters has severally agreed to purchase, the respective number of Series A Preferred Shares set forth opposite its name below:

                                                              NUMBER OF SERIES A
                         UNDERWRITER                           PREFERRED SHARES
                         -----------                          ------------------
Goldman, Sachs & Co. ........................................     2,000,000
Prudential Securities Incorporated...........................     1,000,000
Smith Barney Inc. ...........................................     1,000,000
                                                                  ---------
  Total......................................................     4,000,000
                                                                  =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Series A Preferred Shares offered hereby, if any are taken.

  The Underwriters propose to offer the Series A Preferred Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of $0.50 per Series A Preferred Share. The Underwriters may allow, and such dealers may reallow, a concession not to exceed $0.40 per Series A Preferred Share to certain brokers and dealers. After the Series A Preferred Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  In connection with the Offering, the Underwriters may purchase and sell the Series A Preferred Shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Series A Preferred Shares, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Series A Preferred Shares than they are required to purchase from the Trust in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Series A Preferred Shares sold in the Offering may be reclaimed by the Underwriters if such Series A Preferred Shares are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Series A Preferred Shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

  The Series A Preferred Shares are a new issue of securities with no established trading market. The Trust has been advised by the Underwriters that they intend to make a market in the Series A Preferred Shares but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series A Preferred Shares.

  The Trust has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

            [LOGO OF FEDERAL REALTY INVESTMENT TRUST APPEARS HERE]

                                 $480,000,000

              DEBT SECURITIES, PREFERRED SHARES AND COMMON SHARES

  Federal Realty Investment Trust (the "Trust") may from time to time offer in one or more series (i) its unsecured debt securities (the "Debt Securities"),
(ii) its preferred shares (the "Preferred Shares"), and (iii) its common shares, no par value (the "Common Shares"), with an aggregate public offering price of up to $480,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Shares, and Common Shares (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

  The Debt Securities will be direct unsecured obligations of the Trust and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Trust. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Trust, as defined. See "Description of Debt Securities."

  The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Trust or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, covenants and the initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and the initial public offering price; and (iii) in the case of Common Shares, the initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Trust as a real estate investment trust ("REIT") for federal income tax purposes.

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by the Trust, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
    IS A CRIMINAL OFFENSE.

                               ----------------
THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
   MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                               ----------------

               The date of this Prospectus is November 7, 1995.

                             AVAILABLE INFORMATION

  The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, New York, New York 10048. Such reports, proxy statements and other information concerning the Trust can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

  The Trust will provide without charge to each person to whom a copy of this Prospectus is delivered, upon their written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents). Written requests for such copies should be addressed to Kathy Klein, Vice President, Corporate Communications, Federal Realty Investment Trust, 4800 Hampden Lane, Bethesda, Maryland 20814 (telephone 301/652-3360).

  The Trust has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. For further information with respect to the Trust and the Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Trust with the Commission are incorporated in this Prospectus by reference and are made a part hereof:

    1. The Trust's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1994.

    2. The Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

    3. The Trust's Current Reports on Form 8-K filed with the Commission on March 31, 1995, May 26, 1995, August 16, 1995 and September 22, 1995.

  Each document filed subsequent to the date of this Prospectus pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein, in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

                                   THE TRUST

  Federal Realty Investment Trust (the "Trust") is an owner, operator and redeveloper of community and neighborhood shopping centers and retail buildings. Founded in 1962, the Trust is a self-administered real estate investment trust ("REIT") that manages, leases and supervises renovation of its properties. At October 6, 1995, the Trust owned 53 community and neighborhood shopping centers, one apartment complex and 14 retail buildings. The shopping center portfolio has approximately 11.7 million rentable square feet and 1,600 tenants. At June 30, 1995, the occupancy rate of the shopping center portfolio was 94%.

  The Trust's properties are located in thirteen states with approximately 72% of the Trust's rental income for the six months ended June 30, 1995 generated by the properties located in three major metropolitan areas: New York/New Jersey, Philadelphia and Baltimore/Washington, D.C. The Trust's properties are located in well established, densely populated communities with attractive retailing demographics and limited opportunities for new competing developments. The typical Trust property is located on a major traffic artery, with good visibility and access.

  The Trust's strategy is to acquire older, well-located properties and to enhance their operating performance through a program of renovation, expansion, re-configuration, re-leasing and re-merchandising. The Trust's core focus is on community and neighborhood shopping centers that are anchored by supermarkets, drug stores or high volume, value oriented retailers that provide consumer necessities. The Trust's shopping center leases typically are structured to include minimum rents and percentage rents based on tenants' sales volumes and reimbursement of operating and real estate tax expenses.

  Beginning in late 1994, the Trust expanded its focus to include retail buildings in densely developed urban and suburban areas ("main street retail"), in order to capitalize on the demand by retailers for space in these areas. To date, the Trust has purchased fourteen such main street retail properties, for a total price of $46.7 million.

  In addition to the acquisition of the main street retail properties, since the beginning of 1993, the Trust has purchased 13 shopping centers and two properties abutting properties it already owned for a total initial investment of $210.9 million.

  The Trust intends to continue its acquisition and redevelopment activities. Acquisitions are being considered primarily in the Trust's core major metropolitan markets of New York/New Jersey, Philadelphia and Baltimore/Washington, D.C. as well as the Chicago, Illinois and Boston, Massachusetts markets. In addition, the Trust is seeking to acquire additional retail buildings in densely developed urban and suburban areas and is also pursuing site acquisitions in its core markets to permit the Trust to develop new shopping centers.

  The Trust continually evaluates its properties for renovation, re-tenanting and expansion opportunities. Similarly, the Trust regularly reviews its portfolio and from time to time considers selling certain of its properties. The Trust's operating results are affected by general economic and real estate conditions, including conditions specific to the markets where the Trust's properties are located.

  The Trust has made 132 consecutive quarterly distributions and has increased its distribution rate for each of the last 28 years. This is the longest record of annual distribution increases in the REIT industry. The current annual indicated distribution rate is $1.64 per share.

  The Trust, a District of Columbia business trust of unlimited duration, maintains its offices at 4800 Hampden Lane, Bethesda, Maryland 20814 (telephone 301/652-3360).

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the Trust intends to use the majority of the net proceeds from the sale of Securities offered by the Trust to repay debt (including repayments of amounts drawn on lines of credit for property acquisitions), make improvements to properties, acquire additional properties and for working capital.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following table sets forth the Trust's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                               SIX MONTHS
                    YEARS ENDED DECEMBER 31,                                 ENDED JUNE 30,
     -----------------------------------------------------------        -----------------------
     1990       1991          1992          1993          1994           1994            1995
     -----      -----         -----         -----         -----         -------         -------
     1.06X      1.09X         1.19X         1.50X         1.61X           1.56X           1.61X

  The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income before gain on sale of real estate and extraordinary items and fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and the portion of rent expense representing an interest factor. To date, the Trust has not issued any Preferred Shares; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are unchanged from the ratios presented in this section.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The Senior Securities are to be issued under an indenture dated as of December 1, 1993, as supplemented from time to time (the "Senior Indenture"), between the Trust and Signet Trust Company, Trustee, and the Subordinated Securities are to be issued under an indenture dated as of December 1, 1993, as supplemented from time to time (the "Subordinated Indenture"), between the Trust and First Union National Bank of North Carolina, Trustee. The term "Trustee" as used herein shall refer to either Signet Trust Company or First Union National Bank of North Carolina as appropriate for Senior Securities or Subordinated Securities. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the registration statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. Parenthetical references below are to the Indentures and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures.

TERMS

  The Debt Securities will be direct, unsecured obligations of the Trust. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Trust. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Trust as described under "Subordination."

  Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Trustees of the Trust or as established in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

  Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

     (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

     (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

     (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Shares or Preferred Shares, or the method by which any such portion shall be determined;

     (4) if convertible, in connection with the preservation of the Trust's status as a REIT, any applicable limitations on the ownership or transferability of the Common Shares or Preferred Shares into which such Debt Securities are convertible;

     (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

     (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

     (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

     (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Trust in respect of such Debt Securities and the applicable Indenture may be served;

     (9) the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Trust, if the Trust is to have such an option;

    (10) the obligation, if any, of the Trust to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

    (14) whether such Debt Securities will be issued in certificated or book-entry form;

    (15) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (16) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the applicable Indenture;

    (17) the terms, if any, upon which such Debt Securities may be convertible into Common Shares or Preferred Shares of the Trust and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

    (18) whether and under what circumstances the Trust will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Trust will have the option to redeem such Debt Securities in lieu of making such payment; and

    (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Trust to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Trust or in the event of a change of control. Restrictions on ownership and transfers of the Trust's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Shares" and "Description of Preferred Shares." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the Events of Default or covenants of the Trust that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302 of each Indenture).

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at Signet Trust Company, 7 St. Paul Street, 2nd Floor, Baltimore, Maryland 21202 in the case of the Senior Securities and First Union National Bank of North Carolina, 230 S. Tryon Street, 8th Floor, Charlotte, North Carolina 28288 in the case of the Subordinated Securities, provided that, at the option of the Trust, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 306, 307, and 1002 of each Indenture).

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to each Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trust may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Trust with respect to any series of Debt Securities, the Trust may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Trust will be required to maintain a transfer agent in each Place of Payment for such series. The Trust may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

  Neither the Trust nor either Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

  The Trust may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or entity provided that (a) either the Trust shall be the continuing corporation, or the successor corporation (if other than the Trust) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Trust or any Subsidiary as a result thereof as having been incurred by the Trust or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

  Existence. Except as permitted under "Merger, Consolidation or Sale," the Trust will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that the Trust shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business (Section 1004 of each Indenture).

  Maintenance of Properties. The Trust will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Trust may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times (Section 1005 of each Indenture).

  Insurance. The Trust will, and will cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and having a rating of at least A-:XII in Best's Key Rating Guide (Section 1006 of each Indenture).

  Payment of Taxes and Other Claims. The Trust will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Trust or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Trust or any Subsidiary; provided, however, that the Trust shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith (Section 1007 of each Indenture).

  Provision of Financial Information. Whether or not the Trust is subject to
Section 13 or 15(d) of the Exchange Act, the Trust will within 15 days of each of the respective dates by which the Trust would have been required to file annual reports, quarterly reports and other documents with the Commission if the Trust were so subject (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders copies of the annual reports, quarterly reports and other documents that the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections, (ii) file with the applicable Trustee copies of the annual reports, quarterly reports and other documents that the Trust would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Trust were subject to such Sections and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1008 of each Indenture).

  Additional Covenants. Any additional covenants of the Trust with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of the Trust contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Trust (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Trust (including such leases but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $5,000,000 by the Trust, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Trust or any Significant Subsidiary or either of its properties; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Trust.

  If an Event of Default under either Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Trust (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under either Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) the Trust shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in each Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

  Each Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

  Each Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

  Subject to provisions in each Indenture relating to its duties in case of default, neither Trustee is under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under each Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, each Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

  Within 120 days after the close of each fiscal year, the Trust must deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1009 of each Indenture).

MODIFICATION OF THE INDENTURES

  Modifications and amendments of either Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).

  The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Trust with certain covenants in such Indenture (Section 1011 of each Indenture).

  Modifications and amendments of either Indenture may be made by the Trust and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Trust as obligor under such Indenture;
(ii) to add to the covenants of the Trust for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Trust in such Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of either Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of either Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares or Preferred Shares of the Trust; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under either Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in either Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture; or
(x) to supplement any of the provisions of either Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series (Section 901 of each Indenture).

  Each Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to Section 301 of each Indenture, and (iv) Debt Securities owned by the Trust or any other obligor upon the Debt Securities or any Affiliate of the Trust or of such other obligor shall be disregarded (Section 101 of each Indenture).

  Each Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501 of each Indenture). A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Trust or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502 of each Indenture). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of either Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with either Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504 of each Indenture).

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that either Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture (Section 1504 of each Indenture).

SUBORDINATION

  Upon any distribution to creditors of the Trust in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Trust to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Trust receives notice of the default (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Trust may recover more, ratably, than holders of the Subordinated Securities.

  Senior Debt is defined in the Subordinated Indenture as the principal of and interest on, or substantially similar payments to be made by the Trust in respect of, the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred, created or assumed:
(a) indebtedness of the Trust for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Trust evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument, (c) obligations of the Trust as lessee under leases of property either made as part of any sale and leaseback transaction to which the Trust is a party or otherwise,
(d) indebtedness of partnerships and joint ventures which is included in the consolidated financial statements of the Trust, (e) indebtedness, obligations and liabilities of others in respect of which the Trust is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Trust has agreed to purchase or otherwise acquire, and
(f) any binding commitment of the Trust to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities,
(2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Trust to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities (Section 101 of the Subordinated Indenture). At June 30, 1995, Senior Debt aggregated approximately $365 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Under each Indenture, the Trust may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

  Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Trust may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 to 1008, inclusive, of each Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Trust with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor (Section 1404 of each Indenture).

  Such a trust may only be established if, among other things, the Trust has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U. S. federal income tax law occurring after the date of the Indenture (Section 1404 of each Indenture).

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Trust has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 101 of each Indenture).

  In the event the Trust effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1008, inclusive, of each Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause
(g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Trust would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares or Preferred Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                        DESCRIPTION OF PREFERRED SHARES

GENERAL

  The Trust is authorized to issue an unlimited number of preferred shares (the "Preferred Shares") of which no Preferred Shares are outstanding.

  The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Trust's Third Amended and Restated Declaration of Trust (the "Declaration of Trust") and Bylaws and applicable statement of designations (the "Statement of Designations").

TERMS

  Subject to the limitations prescribed by the Declaration of Trust, the Board of Trustees is authorized to fix the number of shares constituting each series of Preferred Shares and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Trustees. The Preferred Shares will, when issued, be fully paid and nonassessable by the Trust (except as described under "Shareholder Liability" below) and will have no preemptive rights.

  Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Shares;

    (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) The provision for a sinking fund, if any, for such Preferred Shares;

    (7) The provision for redemption, if applicable, of such Preferred
  Shares;

    (8) Any listing of such Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares of the Trust, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

    (11) A discussion of federal income tax considerations applicable to such Preferred Shares;

    (12) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust;

    (13) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Trust; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Trust as a REIT.

RANK

  Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Trust, rank (i) senior to all classes or series of Common Shares or other capital shares of the Trust, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The term "equity securities" does not include convertible debt securities.

DIVIDENDS

  Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Trustees of the Trust, out of assets of the Trust legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Trust on such record dates as shall be fixed by the Board of Trustees of the Trust.

  Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Trustees of the Trust fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Trust will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Shares of any series are outstanding, no dividends will be declared or paid or set apart for payment on the Preferred Shares of the Trust of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per

Preferred Share of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares, or any other capital shares of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares, or any other capital shares of the Trust ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for other capital shares of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

  If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of the Trust, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by the Trust in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of the Trust, the terms of such Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable capital shares of the Trust pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed unless all outstanding

Preferred Shares of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series, and, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Trust shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for capital shares of the Trust ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of the Trust or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

  If fewer than all of the outstanding shares of Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Trust and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Trust.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of the Trust. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Trust in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, then, before any distribution or payment shall be made to the holders of any Common Shares, excess shares or any other class or series of capital shares of the Trust ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of the Trust, the holders of each series of Preferred Shares shall be entitled to receive out of assets of the Trust legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of the Trust. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Trust are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of the Trust ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of the Trust shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Trust with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Trust, shall not be deemed to constitute a liquidation, dissolution or winding up of the Trust.

VOTING RIGHTS

  Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Whenever dividends on any Preferred Shares shall be in arrears for six consecutive quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional Trustees of the Trust at the next annual meeting of shareholders and at each subsequent meeting until (i) if such series of Preferred Shares has a cumulative dividend, all dividends accumulated on such shares of Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Trustees of the Trust will be increased by two Trustees.

  Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, the Trust will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital shares of the Trust into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Trust's Declaration of Trust or the Statement of Designations for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Trust may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that
(x) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or the Trust, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

SHAREHOLDER LIABILITY

  As discussed below under "Description of Common Shares--Shareholder Liability," the Declaration of Trust provides that no shareholder, including holders of Preferred Shares, shall be personally liable for the acts and obligations of the Trust and that the funds and property of the Trust shall be solely liable for such acts or obligations. The Declaration of Trust provides that, to the extent practicable, each written instrument creating an obligation of the Trust shall contain a provision to that effect. The Declaration of Trust also provides that the Trust shall indemnify and hold harmless shareholders against all claims and liabilities and related reasonable expenses to which they may become subject by reason of their being or having been shareholders. In some jurisdictions, however, with respect to tort and contract claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, shareholders may be personally liable to the extent that such claims are not satisfied by the Trust. The Trust carries public liability insurance that the Trustees consider adequate. Thus, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders.

RESTRICTIONS ON OWNERSHIP

  As discussed below under "Description of Common Shares--REIT Qualification," for the Trust to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Trust in meeting this requirement, the Trust may take certain other actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of the Trust's outstanding equity securities, including any Preferred Shares of the Trust. Therefore, the Statement of Designations for each series of Preferred Shares will contain certain provisions restricting the ownership and transfer of the Preferred Shares. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Shares.

                         DESCRIPTION OF COMMON SHARES

GENERAL

  The Common Shares are issued pursuant to the Declaration of Trust. The Common Shares (no par or stated value) are equal with respect to distribution and liquidation rights, are not convertible, have no preemptive rights to subscribe for additional Common Shares, are nonassessable (except as described under "Shareholder Liability" below) and are transferable in the same manner as shares of a corporation. Each shareholder is entitled to one vote in person or by proxy for each Common Share registered in his name and has the right to vote on the election or removal of Trustees, amendments to the Declaration of Trust, proposals to terminate, reorganize, merge or consolidate the Trust or to sell or dispose of substantially all of the Trust's property and with respect to certain business combinations. The Trust will have perpetual existence unless and until dissolved and terminated. Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Trustees. The Common Shares offered by the Trust will be, when issued, fully paid and nonassessable (except as described under "Shareholder Liability" below).

  Without shareholder approval, the Trust may issue an unlimited number of securities, warrants, rights, or other options to purchase Common Shares and other securities convertible into Common Shares.

  Several provisions in the Declaration of Trust may have the effect of deterring a takeover of the Trust. These provisions (i) establish the percentage of outstanding Common Shares required to approve certain matters, including removal of a Trustee, amendment of any section of the Declaration of Trust that provides for a shareholder vote, the reorganization, merger, consolidation, sale or termination of the Trust and a sale of substantially all of the assets of the Trust, at 80% unless the matter to be acted upon is approved or recommended by the Board of Trustees in which event the percentage is 66 2/3%; (ii) restrict ownership of the Trust's outstanding capital shares by a single person to 9.8% of such capital shares unless otherwise approved by the Board of Trustees to assist in protecting and preserving the qualification of the Trust as a real estate investment trust under the Code; and (iii) include a "fair price" provision that would deter a "two-stage" takeover transaction by requiring an 80% vote of outstanding Common Shares for certain defined "business combinations" with shareholders owning more than 9.8% of Common Shares or their affiliates if the transaction is neither approved by the Board of Trustees nor meets certain price and procedural conditions.

  In addition, the Declaration of Trust includes provisions for (i) the classification of Trustees into three classes serving three year staggered terms and (ii) the authorization of Trustees to issue an unlimited number of Common Shares and to issue additional classes of equity securities in unlimited numbers with such rights, qualifications, limitations or restrictions as are stated in the Board of Trustees' resolution establishing such class of securities.

  In 1989, the Trustees adopted a Shareholder Rights Plan (the "Plan"). Under the Plan, one right was issued for each outstanding Common Share and a right will be attached to each Share issued in the future. The rights authorize the holders to purchase Common Shares at a price below market upon the occurrence of certain events, including, unless approved by the Board of Trustees, acquisition by a person or group of certain levels of beneficial ownership of the Trust or a tender offer. The rights are redeemable by the Trust for $.01 and expire in 1999.

REIT QUALIFICATION

  The Trust operates in a manner intended to qualify for treatment as a real estate investment trust under Sections 856 to 860 of the Code. In general, a REIT that distributes to its shareholders at least 95% of its taxable income (other than net capital gain) for a taxable year and that meets certain other conditions will not be taxed on income (including net capital gain) distributed for that year. If the Trust fails to qualify as a REIT in any taxable year, it will be taxed as a corporation for that year on all its income, regardless of whether that income is distributed to shareholders, and its shareholders will be separately taxed on the amount of any such distributions.

Under such circumstances, the Trust also will be disqualified from being treated as a REIT for the ensuing four taxable years. Failure to qualify as a REIT could result in the Trust incurring indebtedness and perhaps liquidating investments in order to pay its taxes.

  Among the requirements which must be met in order for the Trust to qualify as a REIT is that not more than 50% in value of the outstanding capital shares, including in some circumstances capital shares into which outstanding securities (including the Securities) might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Trust's taxable year. To assist the Trust in meeting this requirement, the Trust (a) by lot or other equitable means, may prevent the transfer of and/or may call for redemption a number of capital shares sufficient for the continued qualification of the Trust as a REIT and (b) may refuse to register the transfer of capital shares and may take certain other actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of the Trust's outstanding equity securities. Capital shares reserved for issuance upon conversion of any class of then outstanding convertible securities of the Trust may be considered outstanding capital shares for purposes of this provision if the effect thereof would be to cause a single person to own or to be deemed to own more than 9.8% of the Trust's outstanding capital shares. Without shareholder approval, the Trust may issue an unlimited number of securities, warrants, rights or other options to purchase Common Shares and other securities convertible into Common Shares.

FEDERAL INCOME TAX CONSIDERATIONS

  In any year which the Trust qualifies to be taxed as a REIT, distributions made to its shareholders out of current or accumulated earnings and profits will be taxed to shareholders as ordinary income except that distributions of net capital gains designated by the Trust as capital gain dividends will be taxed as long-term capital gain income to the shareholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the shareholder's Common Shares with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those Common Shares.

  Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Shares and with respect to the tax consequences arising under the laws of any state, municipality or other taxing jurisdiction, as well as the Federal tax consequences resulting from such investor's own tax characteristics. Foreign investors should consult their own tax advisors concerning the tax consequences to them of an investment in the Trust, including the possibility of United States income tax withholding on Trust distributions.

SHAREHOLDER LIABILITY

  The Declaration of Trust provides that no shareholder shall be personally liable in connection with the Trust's property or the affairs of the Trust. The Declaration of Trust further provides that the Trust shall indemnify and hold harmless shareholders against all claims and liabilities and related reasonable expenses to which they may become subject by reason of their being or having been shareholders. In addition, the Trust is required to, and as a matter of practice does, insert a clause in its contracts that provides that shareholders shall not be personally liable thereunder. However, in respect to tort claims and contract claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Trust. The Trust carries public liability insurance that the Trustees consider adequate. Thus, any risk of personal liability to shareholders is limited to situations in which the Trust's assets plus its insurance coverage would be insufficient to satisfy the claims against the Trust and its shareholders.

REGISTRAR AND TRANSFER AGENT

  The Registrar and Transfer Agent for the Common Shares is American Stock Transfer & Trust Company, New York, New York.

                             PLAN OF DISTRIBUTION

  The Trust may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through agents.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters may receive compensation from the Trust or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Trust, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Trust will be described, in the Prospectus Supplement.

  Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the New York Stock Exchange. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Trust may elect to list any series of Debt Securities or Preferred Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

  Under agreements the Trust may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by the Trust against certain liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Trust in the ordinary course of business.

  If so indicated in the Prospectus Supplement, the Trust will authorize underwriters or other persons acting as the Trust's agents to solicit offers by certain institutions to purchase Securities from the Trust pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Trust. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                LEGAL OPINIONS

  The legality of the Securities offered hereby is being passed upon for the Trust by Kirkpatrick & Lockhart LLP, 1800 M Street, N.W., Washington, D.C. 20036. Certain REIT tax matters relating to the Trust are being passed upon by Goodwin, Procter & Hoar, Exchange Place, Boston, Massachusetts 02109. Brown & Wood, One World Trade Center, New York, New York 10048-0557 will act as counsel to any underwriters, dealers or agents.

                                    EXPERTS

  The Consolidated FInancial Statements and Schedules of the Trust as of December 31, 1994 and 1993 and for each of the years in the three year period ended December 31, 1994 incorporated herein by reference have been incorporated herein in reliance on the reports dated February 10, 1995 of Grant Thornton LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information included in the Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995 which are incorporated herein by reference, Grant Thornton LLP has applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports dated May 5, 1995 and August 8, 1995 included in the Trust's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Grant Thornton LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

  The Statement of Revenue and Certain Expenses of Sidcor Finley Associates for the year ended December 31, 1994, included in the Trust's Current Report on Form 8-K filed with the Commission on September 22, 1995, incorporated by reference herein, has been incorporated herein in reliance on the report dated June 13, 1995 of Warady & Davis LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SE-CURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE TRUST SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

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                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                          PAGE
                                                                          ----
The Trust................................................................  S-2
The Offering.............................................................  S-3
Use of Proceeds..........................................................  S-4
Capitalization...........................................................  S-5
Summary Selected Financial Information...................................  S-6
Properties...............................................................  S-8
Management's Discussion and Analysis of Financial Condition and Results
 of Operation............................................................ S-10
Management............................................................... S-17
Description of Series A Preferred Shares................................. S-18
Certain Federal Income Tax Considerations................................ S-23
Underwriting............................................................. S-27

                                  PROSPECTUS
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
The Trust................................................................    3
Use of Proceeds..........................................................    4
Ratios of Earnings to Fixed Charges......................................    4
Description of Debt Securities...........................................    4
Description of Preferred Shares..........................................   15
Description of Common Shares.............................................   21
Plan of Distribution.....................................................   23
Legal Opinions...........................................................   23
Experts..................................................................   24

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                               4,000,000 SHARES

             [LOGO OF FEDERAL REALTY INVESTMENT TRUST APPEARS HERE]

             7.95% SERIES A CUMULATIVE REDEEMABLE PREFERRED SHARES


                                 ------------
                             PROSPECTUS SUPPLEMENT
                                 ------------


                             GOLDMAN, SACHS & CO.

                      PRUDENTIAL SECURITIES INCORPORATED

                               SMITH BARNEY INC.



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